UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934
___________________________

Enel Generación Chile S.A.

(Name of Subject Company (Issuer))

__________________________

Enel Chile S.A.

Enel S.p.A.

(Name of Filing Person (Offeror))

__________________________

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

 (Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

_________________________

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)
_________________________

Nicolás Billikopf Enel Chile S.A. Santa Rosa 76 Santiago, Chile Telephone: +(562) 2353-4628

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

J. Allen Miller, Esq.

Sey-Hyo Lee, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166-4193

Telephone: +1 (212) 694-6700

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

_________________

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for preliminary communications made before the commencement of a tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Important Information

This Schedule TO-C relates solely to preliminary communications made before the commencement of a planned tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación Chile”), including in the form of American Depositary Shares (“ADSs”), that are not currently owned by Enel Chile and its affiliates.

This communication is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities of Enel Generación Chile or any other company, or an offer to participate in a tender offer for securities of Enel Generación Chile or any other company described herein. The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer.  Shareholders and investors may obtain free copies of the tender offer materials that Enel Chile files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enel Chile. These tender offer materials are not currently available and their availability is subject to the commencement of the tender offer.

The following preliminary communications were made on a significant event (hecho esencial) filing that was furnished by Enel Chile to the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) on August 25, 2017 and also furnished to the SEC on Form 6-K.

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record No. 1139

Santiago, August 25, 2017

Ger. Gen. N° 15 / 2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

   Ref. Significant Event.

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Chile S.A (“Enel Chile” or the “Company”), I hereby inform you of the following significant event:

The Board of Directors of Enel Chile, in its extraordinary session held today, has analyzed a letter sent to the Company by its controlling shareholder, Enel SpA, (the “Enel SpA Letter”) in which Enel SpA favorably viewed the non-binding proposal sent by Enel Chile to Enel SpA on July 3th (the “Enel Chile Letter”).

The proposal contained in the Enel Chile Letter consists of a corporate reorganization within Enel, through which Enel Chile would incorporate, though a merger with Enel Green Power Latin America Limitada, the latter’s non-conventional renewable energy generation assets held in Chile.

The Enel Chile Letter was sent to the Superintendence of Securities and Insurance (“SVS”) on July 4, 2017 as a Confidential Event and a copy of which is being made available to all shareholders and the market in general through this filing.

As indicated in the Enel Chile Letter, the proposal also implies that the merger is contingent on the success of a Public Tender Offer (“Tender Offer”), to be carried out by Enel Chile to acquire up to 100% of the common shares issued by its subsidiary, Enel Generación Chile S.A. owned by minority shareholders. The aforementioned Tender Offer would be payable in cash and in common shares issued by Enel Chile, and subject to the condition precedent that after the Tender Offer, Enel Chile must own at least 75% of Enel Generación Chile’s issued capital.

The aforementioned Tender Offer will be carried out through an Enel Chile capital increase so as to incorporate Enel Generación Chile’ shareholders who tender their shares. Likewise, the success of the aforementioned Tender Offer will be subject to the execution of an amendment to Enel Generación Chile’s by-laws, aimed at the company ceasing to be bound by Title XII of Decree No. 3,500 of 1980, with its limitations to stock concentration and other restrictions being eliminated from its by-laws.

In accordance with the response contained in the Enel SpA Letter, a copy of which accompanies this filing, the

Company’s Board of Directors has unanimously resolved to initiate all work, analysis and steps leading to the execution of the referenced corporate reorganization project, in the terms described in the Enel SpA Letter, which will be in accordance with the procedures and requirements of Title XVI under The Chilean Companies Act Law, regulating related party transactions.

A copy of Enel Chile’s original proposal to Enel SpA, and a copy of the response letters are attached, as well as additional communications between both companies, duly informed to the SVS as Confidential Events.

Sincerely yours,

Herman Chadwick P.

Chairman of the Board of Directors

Enel Chile S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

Enel Chile S.A. 76 Santa Rosa Ave. Santiago (Chile)

Rome August 25, 2017	Attention D. Herman Chadwick P. Chairman of the Board of Directors

Dear Sirs:

This letter refers to your letter dated July 3rd in which you requested our consideration of a proposal that aims toward consolidating the Enel Group’s leadership position in the electricity industry in Chile.

Having analyzed the proposal, we consider that it is aligned with certain strategic objectives of Enel SpA, such as, the simplification of the minority shareholder’s structure in Chile and the resulting alignment of interests.

Consequently, and with the support of our Board of Directors, I encourage you to deepen the analysis of the proposed transaction, and establish its terms, so that, Enel SpA and the other shareholders of Enel Chile S.A., may pronounce on the subject. We are available to collaborate with you on this effort.

In this regard, we inform you that, notwithstanding the future analysis of the financial and economic terms of the proposal once they are defined, the operation must comply with at least the following conditions in order to be supported by Enel SpA:

1.       The operation must be carried out under market conditions considering the growth perspectives of renewable energy in Chile.

2.       It must increase earnings per share of Enel Chile S.A.

3.       When the process concludes, Enel SpA’s shareholding of Enel Chile S.A. must be similar to its current shareholding and must at no time lose its controlling shareholder position and remain within the 65% maximum concentration limit determined by Enel Chile S.A.’s bylaws.

4.       After the process, Enel Generación Chile S.A. must no longer be subject to Title XII of D.L. 3,500 from 1980, and therefore the limits to shareholder concentration and other restrictions must have been eliminated from its bylaws.

We naturally reserve our valuation of the financial and economic terms of the proposal until they are known and also the value creation it may represent for the Enel Group and its shareholders.

Sincerely,

                                                                                          Francesco Starace

                                                                                          Chief Executive Officer

Enel Chile S.A. 76 Santa Rosa Ave. Santiago (Chile)

Rome July 25, 2017	Attention D. Herman Chadwick P. Chairman of the Board of Directors

Dear Sirs:

Once again, we refer to your letter dated July 3rd in which you requested our consideration of a proposal that aims toward consolidating the Enel Group’s leadership position in the electricity industry in Chile.

We confirm that we continue analyzing the content and scope of your proposal.  Please give us more time to complete our analysis. We expect to sendyou our preliminary remarks by this coming August 31st, at the latest.

Sincerely,

                                                                                          Francesco Starace

                                                                                          Chief Executive Officer

Enel Chile S.A. 76 Santa Rosa Ave. Santiago (Chile)

New York July 13, 2017	Attention D. Herman Chadwick P. Chairman of the Board of Directors

Dear Sirs:

We acknowledge receipt of your letter dated July 3rd  in which you requested our consideration of a proposal that aims toward consolidating the Enel Group’s leadership position in the electricity industry in Chile.

We are analyzing the content and scope of your proposal.  Please give us some more time to complete our analysis. We intend to respond to your letter with our preliminary remarks no later than this coming July 25th.

Sincerely,

                                                                                          Francesco Starace

                                                                                          Chief Executive Officer

                                                                                          Santiago, July 3, 2017

Francesco Starace

Chief Executive Officer

Enel SpA

Dear Sir:

Considering the high priority of renewable energy in the Open Power strategy of Enel Chile and with the intention to strengthen this strategy, the Board of directors of Enel Chile S.A., during the extraordinary meeting held on July 3rd, 2017, agreed to present to Enel SpA a proposal aimed towards consolidating Enel Chile’s leadership position in the electricity industry in Chile.

The proposal we submit to your consideration consists in merging Enel Green Power Latam (EGP Latam) with Enel Chile S.A. This merger would allow achieving greater synergies, reach a higher level of organic growth, greater diversification of the portfolio of projects and manage the current generation assets of EGP Latam through its subsidiary EGP Chile (EGPC).

We believe that to make this operation viable without Enel SpA surpassing the maximum ownership share in Enel Chile S.A. determined by the company bylaws and to optimize cash flow and the capital structure of the Company and increase earnings per share, Enel Chile S.A. should offer the minority shareholders of Enel Generación Chile S.A. the opportunity to participate in a tender offer (OPA in its Spanish acronym) with a cash component and another in shares issued by Enel Chile S.A.

These two operations would allow Enel Chile S.A. to increase its market capitalization, have greater liquidity, and offer its shareholders access to a cash flow derived from both conventional and non-conventional renewable electricity generation and also electricity distribution. The holding discount of Enel Chile S.A. can also be expected to be lower as this company increases its portion of the net income of Enel Generación Chile S.A. and all shareholders of Enel Chile S.A. benefit from greater value creation and the integration of this Company’s current and future non-conventional renewable assets.

Therefore, the Board of Directors of the Company has unanimously decided to submit this proposal to the consideration of the controlling shareholder, Enel SpA, in non-binding terms, which as we stated, consists in the merger of Enel Chile S.A. with the holding company that owns the renewable electricity assets of Enel SpA in Chile, Enel Green Power Latam Limitada. This merger would only take place if the tender offer to 100% of minority shareholders of Enel Generación Chile S.A. were accepted to the extent that Enel Chile S.A. could reach at least 75% ownership share of Enel Generación Chile S.A.

The implementation of the strategy described above involves a series of actions that require approval by the Board of Directors and the Shareholders Meeting of Enel Chile S.A. and Enel Generación Chile S.A. Therefore, the current proposal cannot be binding and there may be no complaints if, for any reason, one or more actions described here are not adopted or carried out.

Given the above mentioned, if the operation is of interest to Enel SpA, Enel Chile S.A. would convene the governing bodies of the Company and propose that Enel Generación Chile S.A. summon the respective meetings of its governing bodies to discuss each of the operations and the corresponding actions that must be carried out, such as, bylaw changes, capital increase, tender offer, and merger.

Similarly, Enel SpA would be expected to promote making decisions regarding Enel Green Power Latam Limitada, within the appropriate corporate instances, which would allow achieving the described structure.

We inform you that the Board of Directors has stated that this non-binding proposal is considered a Confidential Event to safeguard its terms until Enel SpA formally responds.  We request that such response take place within the following 15 days. Therefore, we encourage strict confidentiality regarding this proposal.

We appreciate that the proposal be submitted to the discussion of the competent corporate body of Enel SpA. For any clarifications you should deem necessary, we are at your disposal.

Sincerely,

Herman Chadwick Piñera

Chairman of the Board of Directors